ELEPHANT & CASTLE GROUP INC.
Quarterly Report and
Thirteen and Twenty-six Weeks Ended July 1, 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The Company owns, operates and franchises casual full service brand name restaurants in the United States and Canada. Its principal brand is “Elephant and Castle.”

Revenues are generated from two main sources:

-	Food and beverage sales from Company owned and operated (“Corporate”) stores; and

-	Franchise fees and other franchise income.

The casual dining industry is highly competitive. Profitability is susceptible to changes in economic conditions, consumer taste and lifestyle, government regulations, and fluctuating commodity prices.

The Company focuses on four key areas which are the main drivers of its profitability:

(a)	Sales growth from comparable restaurants;
(b)	Operating costs and margins in corporate restaurants;
(c)	Development of new corporate restaurants in order to expand the Company’s earnings base; and
(d)	Control of general and administrative expenses.

On April 20, 2007 an Arrangement Agreement with Repechage Restaurant Group Ltd. (“RRG”), a company incorporated under the laws of Canada was completed RRG is a wholly-owned subsidiary of Repechage Investments Limited (“Repechage”).

Repechage is a closely-held investment company incorporated under the laws of Newfoundland and Labrador. It holds investments in the transportation, service and real estate sectors.

Pursuant to the Arrangement Agreement and the Plan of Arrangement:

(a) Each of the holders of the Company’s Common Shares transferred their Common Shares to RRG for $0.7982 for each Common Share held;

(b) Each of the holders of the Company’s Preferred Shares transferred their Preferred Shares to RRG for $2.3946 for each Preferred Share held;

(c) Each of the holders of Warrants to acquire Common Shares and Preferred Shares in the Company transferred their Warrants to RRG at a price equal to the amount by which the applicable per share consideration exceeded the warrant exercise price;

(d) All options to acquire shares in the Company were terminated; and

(e) The Company’s former lenders and noteholders were paid all amounts owing under the Notes, and the Notes were discharged.

On the Effective Date of the Arrangement Agreement, the Company became a direct, wholly-owned subsidiary of RRG and an indirect wholly-owned subsidiary of Repechage.

Thirteen Weeks Ended July 1, 2007 vs. Thirteen Weeks Ended June 25, 2006

During the thirteen weeks ended July 1, 2007, the Company saw strong comparable store sales and profit growth from both US and Canadian operations, reflecting improved operational standards and continuing favorable economic conditions in both markets. Comparisons with available market data suggest that the Company’s growth in comparable US store sales has exceeded the average for the casual dining sector by approximately 5.0% for the 3 months ended July 1, 2007. (Source: KnappTrack).

During the thirteen weeks ended July 1, 2007, the Company generated Earnings Before Interest, Tax, Depreciation, Amortization and Loss/(Gain) on Foreign Exchange (“EBITDAFE”) of US$1,1589,000 which represents a 13% increase on the prior year when EBITDAFE was US$1,024,000. EBITDAFE is a non-GAAP term, but the Company believes it to be a good measure of underlying business performance. Loss/(Gain) on Foreign Exchange has been excluded since these losses/(gains) largely relate to the translation of the Company’s Canadian dollar denominated debt, rather than to trading activities, and are also extremely sensitive to relatively small movements in period end exchange rates. The following table provides a reconciliation between Net Income (Loss) and EBITDAFE:

US$000	Q2 2007	Q2 2006	Q2 2005

Income (Loss) Before Income Taxes	(2,832)	(695)	(594)
Add back:
Interest on Long-Term Debt	727	733	654
Write-off of Deferred Financing Costs	1,720	0	0
Loss / (Gain) on Foreign Exchange	1,067	532	(26)
Amortization	476	453	442

EBITDAFE	1,158	1,023	476

The Company presents its consolidated financial statements in Canadian GAAP, and provides reconciliations to US GAAP where required.

Sales

Sales increased during the thirteen weeks ended July 1, 2007 to $10,347,000 from $9,135,000 in 2006. The year on year increase in sales of $1,212,000 is comprised of:

US$
Increase in sales from same US stores (+4.7%)	247,000
Increase in sales from same Canadian stores (+2.2%)	88,000
Consolidation of Canadian sales at higher exchange rate	73,000
Share of sales from San Francisco joint venture	21,000
Impact of new store (Chicago-Wabash)	769,000
Changes in other income	14,000

Total change in sales versus 2006	1,212,000

For the seven US Corporate locations open throughout both years, sales for the 2007 period were $5,492,000, which represents an increase of 4.7% compared to the prior year. Six of seven US same corporate stores showed year on year growth (Seattle +20.6%; Boston +9.6%; Chicago – Huron +6.9%; Washington, D.C. +2.6%; San Diego +2.0%; Philadelphia +1.9%)

For the seven Canadian corporate locations fully open throughout both periods, sales for the thirteen weeks ended July 1, 2007 totaled CDN$4,131,000 and increased 2.2% compared to the thirteen weeks ended June 25, 2006. Five of the seven stores (Toronto - King Street +15.0%; Edmonton Eaton Centre +7.9%; Ottawa +6.6%; Winnipeg +5.8%; Rosie’s on Robson +1.0%) showed year on year sales increases.. Toronto – King Street has experienced increased sales following the refurbishment of its Office Bar, completed in the second quarter of 2006.

The Company’s Toronto – Yonge Street store was closed for four weeks in May and June 2007 for renovations. The Company estimates that lost sales during this closure were $125,000. Had the Toronto – Yonge Street store not been closed for this four week period, the Company estimates that Canadian same store sales growth would have been 5.3% for the quarter.

Net Loss

For the thirteen weeks ended July 1, 2007, the Company generated a net loss of $2,855,000 compared to a net loss of $743,000 for the thirteen week period in 2006. The current year loss includes a loss on foreign exchange of $1,067,000 (2006 - $532,000 loss), and interest/deferred financing costs of $2,447,000 (2006 - $733,000). Losses per common share for the current period were $0.47, versus a loss per common share of $0.12 in 2006. The weighted average number of common shares outstanding increased from 5,968,228 in 2006 to 6,052,369 in 2007, reflecting the purchase of common shares by Management during 2006.

Income from Restaurant Operations

The Company generated income from restaurant operations of $1,608,000 for the thirteen weeks ended July 1, 2007 compared to $1,391,000 for the same period in 2006. The increase versus 2006 of $216,000 is comprised of:

US$

Decrease in income from same US stores	(15,000)
Increase in income from same Canadian stores	78,000
Impact of foreign exchange	11,000
Income from San Francisco store	3,000
Impact of new store (Chicago-Wabash)	134,000
Changes in other income	5,000

Total change in income versus 2006	216,000

US same store income for the quarter ended July 1, 2007 was reduced by $81,000 to create a provision against legal and labor costs in two of the Company’s stores.

Canadian same store income includes a $66,000 refund of prior year CAM charges received from the landlord of the Ottawa store.

The Company opened a new corporate store at the end of November 2006, a third store in Chicago, IL (North Wabash Street) which has added $134,000 to Income from Restaurant Operations in the current quarter.

Same Store Performance

The following tables show same store sales and profit performance for US and Canadian stores for the thirteen weeks Ended July 1, 2007 versus the thirteen weeks ended June 25, 2006 (in local currency):

US same stores (US$000)
	Q2	% of	Q2	% of
	2007	sales	2006	sales

SALES	5,492		5,245

RESTAURANT EXPENSES
Food and Beverage Costs	1,334	24.3%	1,259	24.0%
Restaurant Operating Expenses
Labor	1,638	29.8%	1,557	29.7%
Occupancy and Other	1,463	26.6%	1,298	24.7%
Amortization	258	4.7%	324	6.2%
Loss on Asset Disposal	7	0.1%	0	0.0%

	4,700	85.6%	4,438	84.6%

INCOME FROM RESTAURANT
OPERATIONS	792	14.4%	807	15.4%

CDN same stores (CDN$000)
	Q2	% of	Q2	% of
	2007	sales	2006	sales

SALES	4,131		4,042

RESTAURANT EXPENSES
Food and Beverage Costs	1,205	29.2%	1,166	28.8%
Restaurant Operating Expenses
Labor	1,282	31.0%	1,219	30.2%
Occupancy and Other	916	22.2%	984	24.3%
Amortization	106	2.6%	130	3.2%
Loss on Asset Disposal	3	0.1%	6	0.1%

	3,512	85.0%	3,505	86.7%

INCOME FROM RESTAURANT
OPERATIONS	619	15.0%	537	13.3%

Food and Beverage Costs

Overall, food and beverage costs, as a percentage of sales, increased to 25.8% for the thirteen weeks ended July 1, 2007, compared to 25.6% for the thirteen weeks ended June 25, 2006.

Increased produce prices has put pressure on food costs throughout the industry. Poor weather and the increased price of corn, due to its increasing use for ethanol production, have contributed to this trend.

Labor and Benefits Costs

Labor and benefits were 29.8% of sales for 2006 and 2007.

Same store percentage was below last year for Canada, reflecting higher sales volumes and good cost control, despite minimum wage increases in Ontario and Manitoba which impacted four of the seven Canadian stores. In the US, same store percentage of sales was broadly flat versus the prior year.

Occupancy and Other Operating Costs

Occupancy and other operating expenses as a percentage of sales decreased to 24.3% from 24.4% in the same period last year.

Amortization Expense

Amortization costs were 5.0% of sales in 2006 and 4.6% in 2007. Amortization expense increased from $453,000 to $476,000.

The increase in amortization can be attributed to the new store in Chicago, Wabash Street and capitalization of Toronto – Yonge Street renovations

General and Administrative Costs

General and administrative costs were 8.2% of sales for 2007, a decrease of 0.8% versus 9.0% of sales in 2007. Costs increased from $821,000 in 2006 to $849,000 in the current period. This reflects conversion of the mainly Canadian dollar costs into US dollars at a higher exchange rate than that used in the prior year. Underlying costs were $2,000 higher than the prior year. The $26,000 increase versus 2006 is comprised of:

US$
Increase in cost of Vancouver office	(2,000)
Exchange rate applied to Vancouver office costs	(26,000)
Total Increase in G&A costs versus 2006	(28,000)

In addition to the above, the Company incurred $77,000 of G&A costs recharged from its parent company, RRG (2006 - $nil).

Loss on foreign exchange

For the thirteen weeks ended July 1, 2007, the Company recorded a loss on foreign exchange of $1,067,000 (2006 – $532,000 loss). This reflects the conversion into US dollars of the Company’s CDN$14,959,000 of Canadian dollar denominated debt, including preferred shares, at a stronger rate than at year end 2006.

Interest on Long-Term Debt & Write-Off of Deferred Financing Costs

Interest on long-term debt was $727,000 for the thirteen weeks ended July 1, 2007, compared to $733,000 in 2006.

In addition, current quarter costs include a $1,720,000 write-off of deferred financing costs associated with the Company’s December 2004 refinancing, which were written-off following the completion of the Arrangement Agreement.

Loss Before Taxes

The Company generated a loss before income taxes of $2,832,000 for the thirteen weeks ended July 1, 2007 compared to a loss of $694,000 for 2006. The current year loss includes a loss on foreign exchange of $1,067,000 (2006 – $532,000 loss) and interest/deferred financing costs of $2,447,000 (2006 – $733,000).

Income Taxes

The Company recorded income taxes of $23,000 for the thirteen weeks ended July 1, 2007 (2006 - $48,000), representing state taxes which are payable in the US.

Net Loss

For the thirteen weeks ended July 1, 2007, the Company generated a net loss of $2,855,000 compared to a net loss of $742,000 for the thirteen week period ended March 26, 2006. The current year loss includes a loss on foreign exchange of $1,067,000 (2006 – $532,000 loss), and interest/deferred financing costs of $2,447,000 (2006 – $733,000). Losses per common share for the current period were $0.47, versus a loss per common share of $0.12 in 2006. The weighted average number of common shares outstanding increased from 5,968,228 in 2006 to 6,052,369 in 2007 for the current year, reflecting the purchase of common shares by Management during 2006 in accordance with the Company’s funding agreements.

Twenty-Six Weeks Ended July 1, 2007 vs. Twenty-Six Weeks Ended June 25, 2006

During the twenty-six weeks ended July 1, 2007, the Company saw strong comparable store sales and profit growth from both US and Canadian operations, reflecting improved operational standards and continuing favorable economic conditions in both markets. Comparisons with available market data suggest that the Company’s growth in comparable US store sales has exceeded the average for the casual dining sector by approximately 6.0% for the 6 months ended July 1, 2007. (Source: KnappTrack).

During the twenty-six weeks ended July 1, 2007, the Company generated Earnings Before Interest, Tax, Depreciation, Amortization and Loss/(Gain) on Foreign Exchange (“EBITDAFE”) of US$2,095,000 which represents a 22% increase on the prior year when EBITDAFE was US$1,719,000. EBITDAFE is a non-GAAP term, but the Company believes it to be a good measure of underlying business performance. Loss/(Gain) on Foreign Exchange has been excluded since these losses/(gains) largely relate to the translation of the Company’s Canadian dollar denominated debt, rather than to trading activities, and are also extremely sensitive to relatively small movements in period end exchange rates. The following table provides a reconciliation between Net Income (Loss) and EBITDAFE:

US$000	Q2 2007	Q2 2006	Q2 2005

Income (Loss) Before Income Taxes	(3,147)	(1,234)	(1,352)
Add back:
Interest on Long-Term Debt	1,433	1,447	1,307
Write-off of Deferred Financing Costs	1,720	0	0
Loss / (Gain) on Foreign Exchange	1,175	541	65
Amortization	914	965	760

EBITDAFE	2,095	1,719	780

The Company presents its consolidated financial statements in Canadian GAAP, and provides reconciliations to US GAAP where required.

Sales

Sales increased during the twenty-six weeks ended July 1, 2007 to $19,718,000 from $17,378,000 in 2006. The year on year increase in sales of $2,340,000 is comprised of:

US$
Increase in sales from same US stores (+4.9%)	485,000
Increase in sales from same Canadian stores (+5.2%)	354,000
Consolidation of Canadian sales at higher exchange rate	22,000
Share of sales from San Francisco joint venture	19,000
Impact of new store (Chicago-Wabash)	1,471,000
Changes in other income	(11,000)

Total change in sales versus 2006	2,340,000

For the seven US Corporate locations open throughout both years, sales for the 2007 period were $10,435,000, which represents an increase of 4.9% compared to the prior year. Five of seven US same corporate stores showed year on year growth (Seattle +19.3%; Boston +11.0%; Washington, D.C. +7.8%; Chicago – Huron +6.0%; Philadelphia +1.1%)

For the seven Canadian corporate locations fully open throughout both periods, sales for the twenty-six weeks ended July 1, 2007 totaled CDN$8,173,000 and increased 5.2% compared to the twenty-six weeks ended June 25, 2006. Five of the seven stores (Toronto - King Street +19.9%; Edmonton Eaton Centre +8.4%; Winnipeg +6.0%; Ottawa +3.0%; Rosie’s on Robson +2.4%) showed year on year sales increases.. Toronto – King Street has experienced increased sales following the refurbishment of its Office Bar, completed in the second quarter of 2006.

The Company’s Toronto – Yonge Street store was closed for four weeks in May and June 2007 for renovations. The Company estimates that lost sales during this closure were $125,000. Had the Toronto – Yonge Street store not been closed for this four week period, the Company estimates that Canadian same store sales growth would have been 6.8% for the twenty-six weeks ended July 1, 2007.

Net Loss

For the twenty-six weeks ended July 1, 2007, the Company generated a net loss of $3,220,000 compared to a net loss of $1,341,000 for the twenty-six week period in 2006. The current year loss includes a loss on foreign exchange of $1,175,000 (2006 - $541,000 loss), and interest/deferred financing costs of $3,153,000 (2006 - $541,000). Losses per common share for the current period were $0.53, versus a loss per common share of $0.22 in 2006. The weighted average number of common shares outstanding increased from 5,968,228 in 2006 to 6,052,369 in 2007, reflecting the purchase of common shares by Management during 2006 in accordance with the Company’s funding.

Income from Restaurant Operations

The Company generated income from restaurant operations of $2,935,000 for the twenty-six weeks ended July 1, 2007 compared to $2,358,000 for the same period in 2006. The increase versus 2006 of $577,000 is comprised of:

US$

Increase in income from same US stores	157,000
Increase in income from same Canadian stores	249,000
Impact of foreign exchange	3,000
Income from San Francisco store	2,000
Impact of new store (Chicago-Wabash)	191,000
Changes in other income	(25,000)

Total change in income versus 2006	577,000

The Company opened a new corporate store at the end of November 2006, a third store in Chicago, IL (North Wabash Street) which has added $191,000 to Income from Restaurant Operations in the YTD ending July 1, 2007.

Same Store Performance

The following tables show same store sales and profit performance for US and Canadian stores for the twenty-six weeks ended July 1, 2007 versus the twenty-six weeks ended June 25, 2006 (in local currency):

US same stores (US$000)
	Q2	% of	Q2	% of
	2007	sales	2006	sales

SALES	10,434		9,950

RESTAURANT EXPENSES
Food and Beverage Costs	2,551	24.4%	2,400	24.1%
Restaurant Operating Expenses
Labor	3,198	30.6%	3,054	30.7%
Occupancy and Other	2,709	26.0%	2,475	24.9%
Amortization	507	4.9%	720	7.2%
Loss on Asset Disposal	11	0.1%	0	0.0%

	8,976	86.0%	8,649	86.9%

INCOME FROM RESTAURANT
OPERATIONS	1,458	14.0%	1,301	13.1%

CDN same stores (CDN$000)
	Q2	% of	Q2	% of
	2007	sales	2006	sales

SALES	8,173		7,772

RESTAURANT EXPENSES
Food and Beverage Costs	2,394	29.3%	2,256	29.0%
Restaurant Operating Expenses
Labor	2,489	30.5%	2,384	30.7%
Occupancy and Other	1,854	22.7%	1,929	24.8%
Amortization	214	2.6%	261	3.4%
Loss on Asset Disposal	3	0.0%	6	0.1%

	6,954	85.1%	6,836	88.0%

INCOME FROM RESTAURANT
OPERATIONS	1,219	14.9%	936	12.0%

Food and Beverage Costs

Overall, food and beverage costs, as a percentage of sales, increased to 26.0% for the twenty-six weeks ended July 1, 2007, compared to 25.7% for the twenty-six weeks ended June 25, 2006.

Increased produce prices has put pressure on food costs throughout the industry. Poor weather and the increased price of corn, due to its increasing use for ethanol production, have contributed to this trend.

Labor and Benefits Costs

Labor and benefits decreased from 30.2% of sales in 2006 to 30.5% in the current period.

Same store percentage was below last year for Canada, reflecting higher sales volumes and good cost control, despite minimum wage increases in Ontario and Manitoba which impacted four of the seven Canadian stores. In the US, same store percentage of sales was broadly flat versus the prior year.

Occupancy and Other Operating Costs

Occupancy and other operating expenses as a percentage of sales decreased to 24.3% from 24.6% in the same period last year.

Amortization Expense

Amortization costs were 5.6% of sales in 2006 and 4.6% in 2007. Amortization expense decreased from $965,000 to $914,000.

The decrease in amortization can be attributed improved operating performance and to the zero book value of some older assets

General and Administrative Costs

General and administrative costs were 8.5% of sales for 2007, a decrease of 0.7% versus 9.2% of sales in 2006. Costs increased from $1,602,000 in 2006 to $1,677,000 in the current period. This reflects conversion of the mainly Canadian dollar costs into US dollars at a higher exchange rate than that used in the prior year. Underlying costs were $5,000 higher than the prior year. The $75,000 increase versus 2006 is comprised of:

US$
Increase in cost of Vancouver office	(5,000)
Exchange rate applied to Vancouver office costs	(70,000)
Total Increase in G&A costs versus 2006	(75,000)

In addition to the above, the Company incurred $77,000 of G&A costs recharged from its parent company, RRG (2006 - $nil).

Loss on foreign exchange

For the twenty-six weeks ended July 1, 2007, the Company recorded a loss on foreign exchange of $1,175,000 (2006 – $541,000 loss). This reflects the conversion into US dollars of the Company’s CDN$14,959,000 of Canadian dollar denominated debt, including preferred shares, at a stronger rate than at year end 2006.

Interest on Long-Term Debt and Write-Off of Deferred Financing Costs

Interest on long-term debt was $1,433,000 for the twenty-six weeks ended July 1, 2007, compared to $1,447,000 in 2006.

In addition, current year costs include a $1,720,000 write-off of deferred financing costs associated with the Company’s December 2004 refinancing, which were written-off following the completion of the Arrangement Agreement.

Loss Before Taxes

The Company generated a loss before income taxes of $3,147,000 for the twenty-six weeks ended July 1, 2007 compared to a loss of $1,234,000 for 2006. The current year loss includes a loss on foreign exchange of $1,175,000 (2006 – $541,000 loss) and interest/deferred financing costs of $3,153,000 (2006 – $1,447,000).

Income Taxes

The Company recorded income taxes of $72,000 for the twenty-six weeks ended July 1, 2007 (2006 - $108,000), representing state taxes which are payable in the US.

Net Loss

For the twenty-six weeks ended July 1, 2007, the Company generated a net loss of $3,219,000 compared to a net loss of $1,342,000 for the twenty-six week period ended June 25, 2006. The current year loss includes a loss on foreign exchange of $1,175,000 (2006 – $541,000 loss), and interest/deferred financing costs of $3,153,000 (2006 – $1,447,000). Losses per common share for the current period were $0.53, versus a loss per common share of $0.22 in 2006. The weighted average number of common shares outstanding increased from 5,968,228 in 2006 to 6,052,369 in 2007 for the current year, reflecting the purchase of common shares by Management during 2006 in accordance with the Company’s funding agreements.

Market Risk – Foreign Exchange

The Company’s functional and reporting currency is US dollars. The Company generates approximately CDN$3,000,000 of operating cash flow from its Canadian restaurants each year. These cash flows are generated in Canadian dollars. Offsetting this, the Company incurs approximately CDN$3,100,000 of general and administrative expenses, also in Canadian dollars.

The Company’s reported earnings are, therefore, subject to exchange rate fluctuations on the approximately CDN$100,000 net cash inflow in Canadian dollars each year.

Also, as noted above, the Company’s reported earnings include gains/losses on foreign exchange, which largely reflect revaluation of the Company’s approximately CDN$15,158,000 of long-term debt.

Seasonality

The first quarter of the year continues to be the Company’s weakest trading period, but the closure in late 2005 of two Canadian stores with a heavier bias towards summer trading has resulted in a flatter seasonal profile for 2006 and 2007.

The second quarter of 2007 showed encouraging growth versus a strong second quarter in 2006 which had the benefit of the interest generated by the FIFA World Cup.

The fourth quarter of the year continues to be the Company’s strongest trading period, reflecting Holiday Season activity.

Critical accounting policies

(1) Impairment of Long-Lived Assets

In line with the recommendations of the CICA, the Company compares annually the valuation of the long-lived assets at each of its locations with the cash flows that operation is expected to generate until the end of the lease for that location, or next break option if earlier.

Where asset valuations exceed expected cash flows, an impairment charge, representing the difference between the asset valuation and the discounted value of expected future cash flows, is made.

If the Company becomes aware of a material change in circumstances between annual comparisons, the Company reviews the need for further impairment charges on a quarterly basis.

The Company conducted a full review for the year ended December 31, 2006 and concluded that no further provisions for the impairment of long-lived assets were required as at December 31, 2006.

The Company has determined that this position is unchanged as at July 1, 2007.

(2) Future income taxes

The Company has calculated, as at April 1, 2007, the following values for future income tax benefits:

US $000	FIT	Valuation	FIT
	Benefit	Allowance	Asset
Tax benefit of non-capital loss carry forwards	3,102	(940)	2,162
Tax benefit of capital loss carry forwards	1,269	(1,269)	0
Fixed asset values for tax purposes in excess of book values	964	(359)	605

	5,335	(2,568)	2,767

The Company has applied 25% valuation allowances against its US operations and a 50% valuation allowance against its Canadian operations. The Company considers these valuation allowances to be appropriate. The Company has applied a 100% valuation allowance against its group function, since at current business volumes this entity does not generate taxable profits.

In addition, the Company has $3,401,000 of net capital losses, against which a 100% valuation allowance has been applied.

Liquidity and Capital Resources

(1) Arrangement Agreement with Repechage Restaurant Group Ltd.

On April 20, 2007 an Arrangement Agreement with Repechage Restaurant Group Ltd. (“RRG”), a company incorporated under the laws of Canada was completed RRG is a wholly-owned subsidiary of Repechage Investments Limited (“Repechage”).

Repechage is a closely-held investment company incorporated under the laws of Newfoundland and Labrador. It holds investments in the transportation, service and real estate sectors.

Pursuant to the Arrangement Agreement and the Plan of Arrangement:

(a) Each of the holders of the Company’s Common Shares transferred their Common Shares to RRG for $0.7982 for each Common Share held;

(b) Each of the holders of the Company’s Preferred Shares transferred their Preferred Shares to RRG for $2.3946 for each Preferred Share held;

(c) Each of the holders of Warrants to acquire Common Shares and Preferred Shares in the Company transferred their Warrants to RRG at a price equal to the amount by which the applicable per share consideration exceeded the warrant exercise price;

(d) All options to acquire shares in the Company were terminated; and

(e) The Company’s former lenders and noteholders were paid all amounts owing under the Notes, and the Notes were discharged.

On the Effective Date of the Arrangement Agreement, the Company became a direct, wholly-owned subsidiary of RRG and an indirect wholly-owned subsidiary of Repechage.

(2) Current Liquidity

The Company’s remaining cash balance as at July 1, 2007 was US$990,000. This balance will allow the Company to continue current operations and to meet its maintenance capital needs. The Company intends to seek additional debt financing in order to continue its store expansion program in 2007 and 2008.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CDN GAAP AND US GAAP)

The Company prepares its financial statements in accordance with Canadian GAAP. (The reader is referred to note 7 of the Notes to Consolidated Financial Statements for the twenty-six weeks ended July 1, 2007 for additional explanation.) The financial statements, if prepared in accordance with US GAAP, would have differed as follows:

Net loss for the twenty-six weeks ended July 1, 2007 would have been reduced by $104,000, comprised of the amortization of leasehold improvements for stores opened prior to 1993 which, under Canadian GAAP, are amortized over the term of the lease plus two renewals, but which under US GAAP are amortized over the term of the lease only, and pre-opening costs which would have been expensed in 2006 under US GAAP. Net loss for the twenty-six weeks ended June 25, 2006 would have decreased by $247,000, comprised of the amortization of leasehold improvements for stores opened prior to 1993 which, under Canadian GAAP, are amortized over the term of the lease plus two renewals, but which under US GAAP are amortized over the term of the lease only, and pre-opening costs which would have been expensed in 2005 under US GAAP as incurred but which are amortized over 12 months from the opening of the new store under Canadian GAAP. The impact of these adjustments would reduce the net loss per share in the twenty-six weeks ended July 1, 2007 from $0.53 under Canadian GAAP to $0.51 under US GAAP and would decrease the net loss per share in the twenty-six weeks Ended June 25, 2006 from $0.22 under Canadian GAAP to a loss of $0.18 under US GAAP.

Shareholders’ deficit at July 1, 2007 would increase by $68,000 from a deficit of $9,296,000 under Canadian GAAP to a deficit of $9,364,000 under US GAAP. Shareholders’ deficit at December 26, 2006 would increase by $195,000 from a deficit of $6,374,000 under Canadian GAAP to a deficit of $6,569,000 under US GAAP.

SELECTED FINANCIAL INFORMATION

8 quarter selected financial history
US$000 except per share information which is stated in US$

					12 months
CDN GAAP	Quarter ended:				ended
	7/1/2007	4/1/2007	12/31/2006	9/24/2006	7/1/2007
Revenue	$10,347	$9,372	$10,168	$8,767	$38,654
Income (loss) from Restaurant Operations	$1,608	$1,327	$1,690	$1,277	$5,902
Per share	$0.27	$0.22	$0.28	$0.21	$0.98
Diluted per share	$0.13	$0.10	$0.13	$0.10	$0.46
Earnings (loss) before income taxes	$(2,832)	$(315)	$619	$(198)	$(2,726)
Per share	$(0.47)	$(0.05)	$0.10	$(0.03)	$(0.45)
Diluted per share	n/a	n/a	$0.05	n/a	n/a
Net income (loss)	$(2,855)	$(364)	$1,223	$(216)	$(2,212)
Per share	$(0.47)	$(0.06)	$0.20	$(0.04)	$(0.37)
Diluted per share	n/a	n/a	$0.10	n/a	n/a
Total assets	$16,926	$16,683	$16,967	$14,805	$16,926
Shareholders' equity (deficit)	$(9,296)	$(6,440)	$(6,078)	$(7,300)	$(9,296)
Long term debt	$21,390	$19,135	$18,815	$19,114	$21,390
Cash dividend per share	$-	$-	$-	$-	$-

Elephant & Castle Group Inc.
US$000 except per share information which is stated in US$

					12 months
CDN GAAP	Quarter ended:				ended
	6/25/2006	3/26/2006	12/25/2005	9/25/2005	6/25/2006
Revenue	$9,135	$8,243	$9,065	$8,927	$35,369
Income (loss) from Restaurant Operations	$1,391	$965	$1,000	$689	$4,045
Per share	$0.23	$0.16	$0.17	$0.12	$0.69
Diluted per share	$0.11	$0.08	$0.08	$0.06	$0.33
Earnings (loss) before income taxes	$(695)	$(540)	$(372)	$(1,285)	$(2,892)
Per share	$(0.12)	$(0.09)	$(0.06)	$(0.22)	$(0.49)
Diluted per share	n/a	n/a	n/a	n/a	n/a
Net income (loss)	$(743)	$(600)	$(557)	$(1,294)	$(3,193)
Per share	$(0.12)	$(0.10)	$(0.10)	$(0.22)	$(0.54)
Diluted per share	n/a	n/a	n/a	n/a	n/a
Total assets	$14,845	$14,406	$14,682	$14,623	$14,845
Shareholders' equity (deficit)	$(7,102)	$(6,374)	$(5,795)	$(5,260)	$(7,102)
Long term debt	$18,628	$17,712	$17,348	$16,470	$18,628
Cash dividend per share	$-	$-	$-	$-	$-

8 quarter selected financial history
US$000 except per share information which is stated in US$

					12 months
US GAAP	Quarter ended:				ended
	7/1/2007	4/1/2007	12/31/2006	9/24/2006	7/1/2007
Revenue	$10,143	$9,185	$9,950	$8,583	$37,863
Income (loss) from Restaurant Operations	$1,627	$1,388	$1,577	$1,300	$5,893
Per share	$0.27	$0.23	$0.26	$0.22	$0.97
Diluted per share	$0.13	$0.11	$0.12	$0.10	$0.46
Earnings (loss) before income taxes	$(2,796)	$(247)	$520	$(167)	$(2,689)
Per share	$(0.46)	$(0.04)	$0.09	$(0.03)	$(0.44)
Diluted per share	n/a	n/a	$0.04	n/a	n/a
Net income (loss)	$(2,819)	$(296)	$1,125	$(185)	$(2,176)
Per share	$(0.47)	$(0.05)	$0.19	$(0.03)	$(0.36)
Diluted per share	n/a	n/a	$0.09	n/a	n/a
Total assets	$15,262	$14,858	$15,048	$13,058	$15,263
Shareholders' equity (deficit)	$(9,364)	$(6,548)	$(6,249)	$(7,373)	$(9,364)
Long term debt	$19,870	$17,470	$17,152	$17,461	$19,870
Cash dividend per share	$-	$-	$-	$-	$-

Elephant & Castle Group Inc.
US$000 except per share information which is stated in US$

					12 months
US GAAP	Quarter ended:				ended
	6/25/2006	3/26/2006	12/25/2005	9/25/2005	6/25/2006
Revenue	$8,952	$8,054	$8,891	$8,767	$34,664
Income (loss) from Restaurant Operations	$1,479	$1,113	$1,346	$748	$4,686
Per share	$0.25	$0.19	$0.23	$0.13	$0.80
Diluted per share	$0.12	$0.09	$0.11	$0.06	$0.38
Earnings (loss) before income taxes	$(603)	$(385)	$(38)	$(1,204)	$(2,229)
Per share	$(0.10)	$(0.07)	$(0.01)	$(0.21)	$(0.38)
Diluted per share	n/a	n/a	n/a	n/a	n/a
Net income (loss)	$(651)	$(445)	$(223)	$(1,212)	$(2,530)
Per share	$(0.11)	$(0.08)	$(0.04)	$(0.21)	$(0.43)
Diluted per share	n/a	n/a	n/a	n/a	n/a
Total assets	$12,956	$12,369	$12,454	$11,913	$12,956
Shareholders' equity (deficit)	$(7,206)	$(6,569)	$(6,146)	$(5,944)	$(7,206)
Long term debt	$16,910	$15,931	$15,511	$14,492	$16,910
Cash dividend per share	$-	$-	$-	$-	$-